SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 24, 2012

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Enclosure: Summary financial statement & notice of meeting 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Andrew J Parker
Name:	Andrew J Parker
Title:	Company Secretary

Date: May 24, 2012

2

BT

official partner of the
Olympic and Paralympic Games

Welcome to the Summary financial statement & notice of meeting 2012

This document is important and requires your immediate attention, so please read it straight away.

If you have any doubts about what action you need to take, you should consult your independent financial adviser. If you have sold or transferred all of your shares, you should pass this booklet and accompanying documents to the person through whom you sold or transferred them, to forward to the purchaser or transferee.

Look out for…

5 Page number icons | Further reading online | Video content online

In this document, references to 'BT Group', 'BT', 'the group', 'the Company', 'we' or 'our' are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service units, or any of them as the context may require.

References to '2014', '2013', '2012' and '2011' are to the financial years ending 31 March 2014, 2013, 2012 and 2011 respectively. References to 'the year' and 'the current year' are to the year ended 31 March 2012 except in relation to our fibre roll-out plans, which are based on calendar years, not financial years.

BT Group plc Summary financial statement & notice of meeting 2012

3

“We have made significant progress for all our stakeholders this year.” Sir Michael Rake Chairman

Contents

4	Overview
5	Key facts and figures
6	Chairman’s message
8	Summary financial statement
10	Directors’ report
12	Board of Directors
15	Auditors’ statement
16	Notice of meeting
21	AGM information
23	Contact information and Useful links

Overview

4

Overview

Who we are and what we do

- We are one of the world's leading communications services companies
- We are the leading provider of consumer voice and broadband services in the UK
- We are Europe's largest telecoms services wholesaler by revenue
- We provide networked IT services for some of the largest companies in the world
- In the UK we are delivering one of the fastest privately funded roll-outs of fibre broadband in the world
- Every day we touch the lives of millions of people, helping them communicate, do business and be entertained and informed

Financial highlights

Revenue

£bn
21.0
20.0
19.0
18.0
17.0
20.1
20.1
18.9
19.3
2011
2012

- reported 6% ˅
- adjusted[a] 4% ˅

EBITDA

£bn
7.0
6.0
5.0
4.0
3.0
5.6
5.9
5.9
6.1
2011
2012

- reported 6% ˄
- adjusted[a] 3% ˄

Free cash flow

£bn
2.5
2.0
1.5
1.0
0.5
2.0
2.2
2.3
2.5
2011
2012

- reported 15% ˄
- adjusted[a] 13% ˄

Proposed full year dividend

2012	8.3p
2011	7.4p
Change	12% ˄

2012 External revenue and adjusted EBITDA by line of business

External revenue

9%
15%
40%
36%

Adjusted EBITDA[a]

10%
40%
30%
20%

- BT Global Services
- BT Retail
- BT Wholesale
- Openreach

[a] Items presented as adjusted are stated before specific items. See page 8 for further details.

Key facts and figures

Key facts and figures

£2.9bn

Total operating cost savings over the last three years

89,015

People worldwide (full-time equivalent employees)

94

Number of Olympic Games locations we are delivering the communications network across

>5,600
hours

BT Vision has over 5,600 hours of on-demand content

60%

Cumulative reduction in our carbon emissions intensity per unit of value added compared with 1997

£6.7bn

BT Global Services order intake

£560m

Investment in global research and development

mydonate

Our MyDonate online service for charitable giving is free of charge

Around 3,000 charities registered for MyDonate in its first year

64%

87%

of Fortune 500 companies are our customers

of FTSE100 companies are our customers

6

Chairman’s message

Welcome to our Summary financial statement & notice of meeting. Our AGM will be held at Old Billingsgate, London on Wednesday 11 July. I look forward to seeing many of you there this year.

Our shareholders

We have delivered a very strong performance over the last three years. This means we have been able to pay sustainable, progressive dividends. For 2012 the Board is proposing a final dividend of 5.7p, up 14%, giving a full year dividend of 8.3p, up 12% over last year. We continue to pursue a prudent financial strategy, to make sure we can invest in the business, support our pension scheme, reduce net debt and reward you, our shareholders. By following this approach we expect to be able to grow dividends by 10% – 15% per year for the next three years.

Our contribution to the UK

We contribute to the UK directly and indirectly in many ways. We look after the critical copper access network, employ over 73,000 people, contribute around £3bn a year in taxes, and are major investors in research and development.

The roll-out of our fibre network is one of the fastest privately funded programmes in the world. We are bringing fibre broadband to cities, towns and rural areas across the UK and aim to pass around two-thirds of UK premises by the end of 2014. This will dramatically change consumers’ online experience and enhance the way businesses can operate, bringing significant economic benefits to our country.

As official communications services partner of the London 2012 Olympic and Paralympic Games we are contributing vital infrastructure, delivering a single communications network across 94 locations to make this the most connected Games ever. And we are delivering the project on schedule.

Our global presence

We serve some of the largest companies in the world, but the regulatory backdrop often means we can’t serve customers as efficiently as we want to. So internationally we continue to press for policy and regulatory change, with the aim of achieving a competitive level playing field – in particular, open and fair wholesale access to communications networks. We only seek across the world similar conditions to those in the UK. There has been progress, but we want to see this move faster as it is vital to innovation, growth and jobs worldwide.

Our communities

We believe we have a responsibility to give something back to the communities in which we operate – through contributions of over £30m in time, cash and in-kind support, through some 50,000 days of employee volunteering, through our environmental and energy savings programmes, and through support for charities such as Sport Relief and digital inclusion initiatives, we contribute to making a better future for our communities.

Our pension fund

One of our biggest responsibilities is to our pension fund and I am pleased that we have agreed the 2011 triennial funding valuation and recovery plan with the Trustee. Because of our improved financial performance we were able to make a lump sum payment of £2bn into the fund, giving greater certainty to our pensioners and helping to reduce the size of future deficit payments we would otherwise have to make.

BT Group plc Summary financial statement & notice of meeting 2012	7

Our people

As a result of our progress over the last three years, around 20,000 of our people stand to benefit from their employee share plans in 2013. We are also recognising the achievements in our UK business by paying each of our UK team members a £250 bonus in addition to their normal pay increase.

Your Board and voting at the AGM

I am delighted to welcome Karen Richardson to the Board. Karen brings valuable experience in technology and has helped strengthen the diversity of the Board.

As Karen Richardson was appointed by the Board during the year, she will retire at this AGM and be proposed for election. All other directors will stand for re-election with the exception of Eric Daniels. Eric will be stepping down from the Board on 13 June 2012 and I would like to thank him for the value he has brought to the Board, particularly through his global business experience. I would also like to thank Carl Symon who retired from the Board in January having made a significant contribution to the Company, particularly as Chairman of the Equality of Access Board.

The composition and skills of the Board were assessed during the year by the Nominating & Governance Committee together with members’ experience, independence and knowledge of the Company. I also met with each director individually to review their performance and have found that each of them makes an effective contribution to the Board debate and continues to demonstrate commitment to the role. My own performance during the year was reviewed by Patricia Hewitt as the Senior Independent Director, taking into account the feedback from the other members of the Board.

We are proposing 20 resolutions at the AGM and details of these can be found in the Notice of meeting on pages 16 to 20. The resolutions include the re-election or election as appropriate of the directors. These are recommended by the Board. The biographies of all the directors are set out on pages 12 to 14.

Your vote is important to us. If you are not coming to the AGM, and you want to vote on any of the resolutions, please complete and return the enclosed AGM admission card/proxy card to our Registrars, Equiniti.

You can view my video online. You can also find an online audio version of this document at www.bt.com/annualreport In addition, there are online versions of our Annual Report & Form 20-F, our full statutory accounts, and other online shareholder information.

Our future

While our aim remains to drive profitable revenue growth, the challenging environment we are facing makes this more difficult, but we believe our strategy will continue to deliver long-term value for our shareholders.

/s/ Michael Rake

Sir Michael Rake

Chairman

9 May 2012

View this document online at www.bt.com/annualreport

8

Summary financial statement

Summary group income statement

Year ended 31 March	Before specific items 2012 £m	Specific items 2012 £m [a]	Total 2012 £m	Total 2011 £m
Revenue	19,307	(410)	18,897	20,076
Operating profit	3,092	(173)	2,919	2,578
Net finance expense	(681)	197	(484)	(924)
Share of post tax profit of associates and joint ventures	10	–	10	21
Profit on disposal of interest in associate	–	–	–	42
Profit before taxation	2,421	24	2,445	1,717
Taxation	(584)	142	(442)	(213)
Profit for the year	1,837	166	2,003	1,504
Earnings per share			25.8p	19.4p
Adjusted earnings per share			23.7p	21.0p
Proposed dividends per share			8.3p	7.4p

Specific itemsa

Year ended 31 March	2012	2011
	£m	£m
Revenue
German retrospective regulatory ruling	410	–
Other operating income
Loss on disposal of a subsidiary	19	–
Operating costs
BT Global Services restructuring charges	64	192
Property rationalisation costs	90	88
German retrospective regulatory ruling	(410)	–
Intangible asset impairment charges	–	49
Net specific operating (credit) costs	(256)	329
Net finance (income) expense
Net interest (income) expense on pensions	(197)	79
Share of results of associates and joint ventures
Profit on disposal of interest in associate	–	(42)
Net specific items (credit) charge before tax	(24)	366
Tax charge (credit) on specific items above	22	(72)
Tax credit on re-measurement of deferred tax	(164)	(172)
Tax charge in respect of settlement of open tax years	–	5
Net specific items (credit) charge after tax	(166)	127

Dividends paid in the year were £589m (2011: £543m). Dividends proposed were 8.3p per share (2011: 7.4p) which amounts to approximately £654m (2011: £574m). £2,002m (2011: £1,502m) of the profit for the year of £2,003m (2011: £1,504m) is attributable to equity shareholders of the parent. A profit of £1m (2011: £2m) is attributable to non-controlling interests.

[a]

Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.

BT Group plc Summary financial statement & notice of meeting 2012	9

Summary group cash flow statement

Year ended 31 March

	2012	2011
	£m	£m
Net cash inflow from operating activities	3,558	4,566
Net cash outflow from investing activities	(3,048)	(2,183)
Net cash used in financing activities	(510)	(3,499)
Effect of exchange rate changes	(2)	(3)
Net decrease in cash and cash equivalents	(2)	(1,119)
Cash and cash equivalents at 1 April	325	1,444
Cash and cash equivalents at 31 March	323	325

Free cash flow
Net cash inflow from operating activities	3,558	4,566
Add back pension deficit payments	2,000	1,030
Net purchase of property, plant and equipment and software	(2,560)	(2,630)
Proceeds on disposal (purchases) of non-current financial assets	1	(18)
Dividends received from associates and joint ventures	4	7
Net interest paid	(685)	(944)
Reported free cash flow[a]	2,318	2,011
Add back: Net cash outflow from specific items	204	212
Adjusted free cash flow[b]	2,522	2,223

Summary group balance sheet
Year ended 31 March

	2012	2011
	£m	£m
Property, plant and equipment	14,388	14,623
Other non-current assets	5,029	4,986
Current assets	4,531	3,931
Current liabilities	(9,255)	(7,031)
	14,693	16,509
Non-current liabilities	13,385	14,558
Parent shareholders’ equity	1,297	1,925
Non-controlling interests	11	26
	14,693	16,509

This Summary financial statement was approved by the Board of Directors on 9 May 2012 and was signed on its behalf by:

Sir Michael Rake	Ian Livingston	Tony Chanmugam
Chairman	Chief Executive	Group Finance Director

[a]

Reported free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except net interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short-term investments and excluding pension deficit payments.

[b]	Excludes specific items.

10

Directors’ report

Board of Directors

Chairman Sir Michael Rake

Executive directors Ian Livingston, Chief Executive, Tony Chanmugam, Group Finance Director, Gavin Patterson, CEO, BT Retail.

Non-executive directors Tony Ball, J Eric Daniels, Rt Hon Patricia Hewitt (Senior Independent Director), Phil Hodkinson, Karen Richardson, Nick Rose and Jasmine Whitbread.

Your Board is committed to operating in accordance with best practice in business integrity and ethics and maintaining the highest standards of financial reporting and corporate governance. The directors consider that BT has, throughout the year, complied with the provisions of the UK Corporate Governance Code (‘the Code’) and applied the main principles of the Code.

Summary report on directors’ remuneration

This is a summary of the full Report on directors’ remuneration in the Annual Report, a copy of which is available on request or at www.bt.com/annualreport The full report will be voted on at the 2012 Annual General Meeting.

The Remuneration Committee agrees the framework for the remuneration of the Chairman, executive directors and certain senior executives. It also approves changes in the Company’s executive share plans, recommends to the Board any changes which require shareholder approval and oversees their operation.

The policy for executive pay is for base salaries to be below the median of our comparator group, while setting stretching goals for the annual bonus (including deferred shares) and the long-term incentive shares. A significant proportion of the total remuneration package is therefore variable and linked to corporate performance. Executive remuneration packages for 2013 comprise a mix of basic salary and performance-related remuneration as shown in the table below.

The graph below shows the relative TSR performance of BT and the FTSE 100 over the past five years.

	Chief Executive	Executive Directors
Base salary	This is reviewed annually by the Remuneration Committee. Salaries will not increase in 2013.
Annual cash bonus	Target 125% salary; max 200% salary	Target 100% salary; max 150% salary
Deferred bonus (in shares)[a]	Target 125% salary; max 200% salary	Target 75% salary; max 112.5% salary
Total bonus	Target 250% salary; max 400% salary	Target 175% salary; max 262.5% salary
Incentive shares[b]	2.5 x salary	2 x salary

[a]	The shares vest after three years subject to continued employment and a clawback condition.
[b]

For awards granted in June 2009 and June 2010, 50% of awards are based on relative TSR, with the other 50% based on a three-year cumulative adjusted free cash flow measure. For awards granted in June 2011 a new measure of revenue growth (excluding transit) was added. 2011 awards are therefore based 40% on relative TSR, 40% cumulative adjusted free cash flow, and 20% revenue growth.

Directors’ service contracts and letters of appointment

It is policy for the Chairman and executive directors to have service agreements and the non-executive directors to have letters of appointment with the Company.

The notice of termination for the Chairman’s and executive directors’ contracts is 12 months by the Company and six months by the director. Non-executive directors are appointed initially for three years terminable on three months’ notice. All Board appointments are subject to automatic termination in the event of a director not being re-elected by the shareholders at the AGM.

BT Group plc Summary financial statement & notice of meeting 2012	11

Directors’ remuneration

The total remuneration paid to the Board in the year was £6,646,000 (2011: £6,882,000). The emoluments of the Chairman and executive directors for 2012 were, in summary, as follows:

	Total salary and benefits £000	Pension allowance net of pension contribution £000	[a]	Annual cash bonus £000	Total 2012 £000	Total 2011 £000
Sir Michael Rake	672	–		–	672	638
I Livingston	941	220		1,344	2,505	2,359
T Chanmugam	565	159		605	1,329	1,290
G Patterson	603	119		613	1,335	1,300
	2,781	498		2,562	5,841	5,587
[a]	Pension allowance paid in cash – see Pensions below.

There were no gains on the exercise of share options by directors in 2012 (2011: nil). The value of shares awarded to directors which vested under BT’s executive share plans in 2012 was £790,000 (2011: £518,000). The share price on vesting was 202.67p and the number of shares that vested were as follows: I Livingston: 237,410; T Chanmugam: 55,816; G Patterson: 96,880.

Performance related element of remuneration for executive directors

The table below shows the shares that will vest under the Incentive Share Plan in May 2012 and an estimate of the award of deferred shares to be granted in June 2012.

	Incentive Share Plan	[a]	Deferred Bonus Plan	[b]
I Livingston	2,222,929		626,715
T Chanmugam	1,035,186		211,475
G Patterson	1,089,668		214,348

[a]	Awards granted on 7 August 2009 inclusive of dividends re-invested. This award will vest in full in May 2012.
[b]

The executive directors will be granted deferred annual bonuses payable in shares in three years’ time, subject to continued employment. An estimate of the number of shares to be granted has been calculated using the closing market share price of 214.5p on 8 May 2012.

Non-executive directors

The total payment to non-executive directors during the year was £805,000 (2011: £683,000). At 1 April 2012, there were seven non-executive directors. The basic fee for non-executive directors is £62,000 per year (2011: £62,000). There are additional fees for membership and chairing a Board Committee, details of which are given in the table below:

		Additional
Committee	Member’s fee	Chairman’s fee
Audit & Risk	£15,000	£15,000
Remuneration	£10,000	£10,000
Nominating & Governance	£7,500	£5,000
Other Board Committees	£5,000	£5,000

Patricia Hewitt, as Senior Independent Director, chair of the Remuneration Committee, chair of the BT Pensions Committee and a member of the Audit & Risk Committee, receives total fees of £159,500 per year. Phil Hodkinson receives an additional annual fee of £72,500 as chairman of the Equality of Access Board (a Board Committee).

Pensions payments made during the year

Sir Michael Rake and Ian Livingston are not members of any of the Company pension schemes. For Ian Livingston the Company paid £50,000 into a personal pension plan plus a cash payment of £219,999 as the balance of his pension allowance. Tony Chanmugam is a member of the BT Pension Scheme but has opted out of future pensionable service accrual. Tony Chanmugam received a cash payment of £158,625. Gavin Patterson received a cash payment of £118,752 and £50,000 was paid into the BT Retirement Saving Scheme.

12

Board of Directors

Chairman

Appointed to the Board as Chairman on 26 September 2007. Age 64

Skills and experience

Sir Michael has financial, risk, and international business and professional services expertise gained during his time as chairman of KPMG International from 2002 to 2007. He previously held other roles in KPMG from 1974. A Chartered Accountant, he was knighted in 2007 for his services to the accountancy profession.

Other appointments include

Chairman of easyJet, senior independent director of Barclays and a non-executive director of McGraw-Hill. Sir Michael is also vice-president of the RNIB, a member of the board of the Transatlantic Business Dialogue, the Prime Minister’s Business Advisory Group and the WEF International Business Council.

Chief Executive

Appointed as Chief Executive on 1 June 2008, and on the Board since 2002. Age 47

Skills and experience

Ian has financial, risk, operational, sales and marketing and international business experience. He joined Dixons Group in 1991 after working for 3i and Bank of America International. His positions at Dixons spanned operational and financial roles in the UK and overseas. He is a Chartered Accountant.

Other appointments include

Non-executive director and chairman of the audit committee of Celtic.

Group Finance Director

Appointed to the Board as Group Finance Director on 1 December 2008. Age 58

Skills and experience

Tony has experience in finance, risk and the management and delivery of large contracts. He was formerly CFO, BT Retail and Managing Director, BT Enterprises and, from 1997 to 2004, he was CFO and then Chief Operating Officer of BT Global Solutions. He is a Chartered Accountant.

Other appointments

None outside BT.

CEO, BT Retail

Appointed to the Board as CEO, BT Retail on 1 June 2008. Age 44

Skills and experience

Gavin has experience in sales, marketing and operations. He was formerly Managing Director, Consumer Division, BT Retail and before joining BT was managing director of the consumer division of Telewest.

Other appointments include

Non-executive director of British Airways.

BT Group plc Summary financial statement & notice of meeting 2012	13

Non-executive director

Appointed to the Board on 16 July 2009. Age 56

Skills and experience

Tony brings international business expertise in addition to finance, operational, sales and marketing experience. From 1999 to 2003, Tony was chief executive of BSkyB. He has also held a number of senior executive positions in broadcasting and telecoms businesses in the UK, US and Continental Europe.

Other appointments include

Chairman of the supervisory board of Kabel Deutschland, and on the boards of the Olympic Delivery Authority London 2012 and the Spanish cable company ONO.

Non-executive director

Appointed to the Board on 1 April 2008. Age 60

Skills and experience

Eric has global business experience, particularly in financial and consumer matters. He was group chief executive of Lloyds Banking Group until March 2011. Formerly, he was chairman and chief executive of Zona Financiera.

Other appointments include

Director of Russell Reynolds Associates and a trustee of the UK Career Academy Foundation.

Non-executive director

Appointed to the Board on 24 March 2008 and became Senior Independent Director in July 2009. Age 63

Skills and experience

Patricia brings experience of running large complex organisations, government affairs, public policy and international business. Patricia stepped down as an MP at the 2010 election. She was Secretary of State for Health from 2005 to 2007 and Trade and Industry and Cabinet Minister for Women from 2001 to 2005.

Other appointments include

Independent non-executive director of Groupe Eurotunnel SA and chair of the UK India Business Council and Katha Children’s Trust.

Non-executive director

Appointed to the Board on 1 February 2006. Age 54

Skills and experience

Phil has experience in the financial sector as well as risk, control, governance and sustainable business. Prior to his retirement in 2007, Phil’s roles included group finance director of HBOS, chairman of Insight Investment and Clerical Medical and chief executive of Zurich Life and Eagle Star Life.

Other appointments include

Non-executive director of HM Revenue & Customs, Business in the Community, Travelex and Resolution. Also a trustee of Action Medical Research and BBC Children in Need.

14

Board of Directors continued

Non-executive director

Appointed to the Board on 1 November 2011. Age 49

Skills and experience

With a 25 year career in the technology and software industry, Karen brings experience in technology to the Board. Karen was previously a board member of i2Group and from 1998 to 2005 Karen worked for the NASDAQ-listed software company Epiphany Inc, latterly as chief executive officer.

Other appointments include

Director of magi-com (formerly Hi5 Networks Inc), a social networking website, and VirtuOz, a software company.

Non-executive director

Appointed to the Board on 1 January 2011. Age 54

Skills and experience

Nick brings experience in finance, risk, control, governance and international business expertise and has a record of innovation and delivery. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, on the board of BAE Systems and chairman of Edwards Group.

Non-executive director

Appointed to the Board on 19 January 2011. Age 48

Skills and experience

Jasmine has experience in UK and global businesses and corporate social responsibility and sustainable business. She was appointed chief executive of Save the Children International in 2010, having joined Save the Children in 2005.

Other appointments include

Governor of Dragon School Trust.

BT Group plc Summary financial statement & notice of meeting 2012	15

Auditors’ statement

Independent auditors’ statement to the

members of BT Group plc

We have examined the Summary financial statement which comprises the Summary group income statement, Summary group cash flow statement and Summary group balance sheet as set out on pages 8 to 9 and the directors’ report, including the Summary report on directors’ remuneration as set out on pages 10 to 11.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the BT Group plc Summary financial statement & notice of meeting in accordance with applicable United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the BT Group plc Summary financial statement & notice of meeting with the full annual financial statements, the Report of the directors and the Report on directors’ remuneration and its compliance with the relevant requirements of section 428 of the Companies Act 2006 and the regulations made thereunder. We also read the other information contained in the BT Group plc Summary financial statement & notice of meeting and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement. The other information comprises only the Financial summary, the Chairman’s message and the other items listed on the contents page. This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with section 428 of the Companies Act 2006 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 2008/3 issued by the Auditing Practices Board. Our reports on the Company’s full annual financial statements describe the basis of our audit opinions on those financial statements, the Report of the directors and the Report on directors’ remuneration.

Opinion

In our opinion the Summary financial statement is consistent with the full annual financial statements, the Report of the directors and the Report on directors’ remuneration of BT Group plc for the year ended 31 March 2012 and complies with the applicable requirements of section 428 of the Companies Act 2006, and the regulations made thereunder.

PricewaterhouseCoopers LLP, Chartered Accountants and Statutory Auditors, London, United Kingdom

9 May 2012

Important note

This Summary financial statement is only a summary of the information contained in BT’s consolidated financial statements, Report of the directors and Report on directors’ remuneration as set out in the BT Group plc Annual Report & Form 20-F 2012 (‘Annual Report’). It contains additional information derived from the Report of the directors in the Annual Report, and does not contain the full text of that Report of the directors. It does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the Company or the group and of their policies and arrangements concerning directors’ remuneration as would be provided by the Annual Report.

A copy of the Annual Report can be viewed online at www.bt.com/annualreport Shareholders may obtain a copy of the full Annual Report for 2012 and future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 100 4141 (if overseas on +44 121 415 7178). The auditors’ report on the Annual Report for the year ended 31 March 2012 was unqualified and does not contain any statement under section 498(2) (accounting records or returns inadequate or accounts or directors’ remuneration report not agreeing with records or returns) or section 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006 and the auditors’ statement in that Annual Report under section 496 (whether directors’ report is consistent with accounts) of that Act was unqualified.

Forward-looking statements – caution advised

Please see the cautionary statement about forward-looking statements on page 175 in the Annual Report, available as described in the previous note.

Takeover Directive disclosure

As a result of the EU Takeover Directive, we have to make additional disclosures in the Annual Report (see page 91). There we set out where this information can be found elsewhere in the Annual Report (eg the structure of BT’s share capital, including rights and obligations attaching to the shares) or provide details on the matters not covered elsewhere.

16

Notice of meeting

The Notice provides details of the resolutions to be

proposed at the Annual General Meeting (AGM)

on Wednesday 11 July 2012.

Why the AGM is important

Your role

We want you to know what is happening in your Company. The AGM is your opportunity to hear – straight from the Chairman and Chief Executive – about how your Company is doing.

You can come in person or view the webcast at www.bt.com/btagm2012

Inside this Notice

Resolutions

Your vote is important to us.

We are proposing 20 resolutions at the AGM. We have provided further details about these resolutions on pages 17 to 20 so you can make an informed decision when voting.

What to do

Voting

Your AGM admission card/proxy card contains details of what you need to do in order to vote. If you are not going to be at the AGM, and you want to vote on any of the resolutions, please complete and return the enclosed AGM admission card/proxy card to our Registrars, Equiniti. Alternatively, you can also use this card to appoint another person (a proxy) to attend the meeting on your behalf. Your proxy can speak and vote at the meeting.

BT Group plc Summary financial statement & notice of meeting 2012	17

Notice of meeting

The 2012 Annual General Meeting (AGM) of

BT Group plc will be held at Old Billingsgate,

1 Old Billingsgate Walk, London EC3R 6DX

at 11am on Wednesday 11 July 2012

to consider the following:

Ordinary business

Resolutions 1 to 15 will be proposed as ordinary resolutions.

Resolution 1: Report and accounts

That the accounts and reports of the directors and the auditors for the year ended 31 March 2012 be received.

By law, the directors have to present these accounts and reports contained in the Company’s Annual Report to the meeting.

Resolution 2: Remuneration report

That the directors’ remuneration report for the year ended 31 March 2012 be approved.

The directors have to ask shareholders to vote on the Report on directors’ remuneration. It is summarised on pages 10 and 11 of this document. You can find it in full, in the Annual Report, at www.bt.com/annualreport

Resolution 3: Final dividend

That the final dividend of 5.7 pence per share recommended by the directors be declared to be payable on 3_September 2012 to holders of ordinary shares registered at the close of business on 10 August 2012.

The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4 to 13: Directors

The Company’s articles of association require any director appointed by the Board to retire at the AGM following appointment. This applies to Karen Richardson who joined the Board on 1 November 2011. In accordance with the UK Corporate Governance Code all other directors will stand for re-election this year, except Eric Daniels who steps down from the Board on 13 June 2012. The biographies of the directors are set out on pages 12 to 14.

Resolution 4

That Sir Michael Rake be re-elected as a director.

Resolution 5

That Ian Livingston be re-elected as a director.

Resolution 6

That Tony Chanmugam be re-elected as a director.

Resolution 7

That Gavin Patterson be re-elected as a director.

Resolution 8

That Tony Ball be re-elected as a director.

Resolution 9

That the Rt Hon Patricia Hewitt be re-elected as a director.

Resolution 10

That Phil Hodkinson be re-elected as a director.

Resolution 11

That Nick Rose be re-elected as a director.

Resolution 12

That Jasmine Whitbread be re-elected as a director.

Resolution 13

That Karen Richardson be elected as a director.

Resolution 14: Auditors’ re-appointment

That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.

Resolution 15: Auditors’ remuneration

That the directors be authorised to decide the auditors’ remuneration.

This resolution follows standard practice.

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Notice of meeting continued

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 16: Authority to allot shares

That:

(a)	the authority and power conferred on the directors in relation to the Section 551 Amount by Article 71 of the Company’s articles of association (Articles) be renewed until the end of the next Annual General Meeting (AGM) and for that period the Section 551 Amount will be £128 million; and

(b)	the directors be authorised generally and without conditions under Section 551 of the Companies Act 2006 (2006 Act) to allot shares and to grant rights to subscribe for or to convert any security into shares in the Company up to a further nominal amount of £128_million in connection with a rights issue. This authority expires at the end of the next AGM. The Board can make offers and enter into agreements which would, or might, need shares to be allotted and rights to be granted after that expiry.

These authorities supersede any previous ones under section 551 of the 2006 Act and ‘rights issue’ is as defined in Article 71 of the Company’s Articles.

The Company’s Articles and paragraph (a) above give a general authority to the Board to allot new shares up to a nominal value of £128 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.

Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £128 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.

These authorities will lapse at the end of the AGM in 2013. See the notes to Resolution 18 for more information on treasury shares.

The following three resolutions will be proposed as special resolutions.

Resolution 17: Authority to allot shares for cash

That subject to the passing of Resolution 16:

(a)	the authority and power conferred on the directors by Article 71 of the Company’s Articles be renewed for the period referred to in Resolution 16 and for that period the Section 561 Amount will be £20 million; and
(b)	the directors have power to allot equity securities (within the meaning of section 560(1) of the 2006 Act) entirely paid for in cash under the authority given by paragraph (b) of Resolution 16 in connection with a rights issue as if section 561(1) of the 2006 Act did not apply to such allotment. This power expires at the end of the next AGM but the Company can make offers and enter into agreements which would, or might, need equity securities to be allotted after that expiry.

In this resolution words defined in Resolution 16 have the same meaning, and references to an allotment of equity securities include a sale of treasury shares.

This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first: for cash up to an amount representing approximately 5% of the issued share capital (including treasury shares) at the date of this Notice, approximately 407 million shares; and in connection with a rights issue.

There are no current plans to undertake a rights issue or to allot shares except in connection with the Company’s employee share plans. Resolutions 16 and 17 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of issued share capital.

Resolution 18: Authority to purchase own shares

That the Company has general and unconditional authority to make market purchases (as defined in section 693(4) of the Companies Act 2006) of shares of 5p each in the Company, subject to the following conditions:

(a)	the maximum number of shares which may be purchased is 778 million shares;

(b)	the minimum price (excluding expenses) which may be paid for each share is 5p;

(c)	the maximum price (excluding expenses) which the Company may pay for each share cannot be more than the higher of:

(i)	105% of the average market value of a share in the Company for the five business days prior to the day the purchase is made; and

(ii)	the value of a share in the Company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for any number of shares in the Company on the trading venues where the purchase is carried out; and

BT Group plc Summary financial statement & notice of meeting 2012	19

(d)	this authority expires at the end of the next AGM, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.

This resolution renews the Company’s authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 778 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally. The purchase of shares by the Company under this authority would be a purchase in the market. It should not be confused with any share dealing facilities that may be offered to shareholders by the Company.

Shares purchased by the Company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.

At 9 May 2012, 277 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and at that date, the Company still held 363 million treasury shares which is equal to approximately 5% of the issued share capital (excluding treasury shares) at that date.

The Company’s current intention is to hold any shares purchased as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company. The authority will lapse at the end of the AGM in 2013.

At 9 May 2012, there were options outstanding over 585 million shares (of which options over 561 million shares were in respect of options granted under the savings related share option plans), representing 7.5% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these would represent 8.3% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

Resolution 19: Authority to call a general meeting on 14 days’ notice

That the Company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.

The Companies Act 2006 requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. This resolution means we would give you two weeks or more notice of a general meeting. It will be effective until our next AGM, when we may propose a similar one. It is expected that the authority would be used only in exceptional circumstances.

The following resolution will be proposed as an ordinary resolution.

Resolution 20: Authority for political donations

That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political:

(a)	parties and/or independent election candidates not exceeding £75,000 in total; and

(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2012 AGM and ending at the end of the day on which the 2013 AGM is held.

The terms “political donation”, “political parties”, “independent election candidates”, and “political organisation” have the meanings given by sections 363 to 365 of the Companies Act 2006 (2006 Act).

The Company’s continuing policy is that no company in the group will make contributions in cash or kind (including loans) to any political party. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It may cover activities such as making MPs and others in the political world aware of key industry issues and matters affecting the Company which make an important contribution to their understanding of BT. The authority we are requesting in this resolution is not designed to change the above policy, but will ensure that the group continues to act within the provisions of the 2006 Act.

During the 2012 financial year, the Company’s wholly-owned subsidiary, British Telecommunications plc, spent £3,550 on activities related to last year’s resolution.

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Notice of meeting continued

Register of Members and proxies

Only shareholders on the BT Group Register of Members at 6pm on 9 July 2012 are entitled to attend and vote at the AGM.

If you are unable to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the Company. On a poll, the number of shares held by you as a shareholder at 6pm on 9 July 2012 will decide the number of votes that you may cast. Changes after that time will not be taken into account.

An AGM admission card/proxy card accompanies this Notice of meeting.

Nominated persons

Unless you are a shareholder you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’.

You may nevertheless have a right under an agreement between you and a shareholder of the Company who has nominated you (Relevant Shareholder) to have information rights, to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights.

If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.

Shareholders’ rights

Shareholders at the AGM have the right to ask questions relating to its business. The Chairman need not answer if, for example, it would involve disclosing confidential information or is undesirable in BT’s interests or the good order of the AGM.

If enough shareholders act together to make requests under sections 527 and 528 of the Companies Act 2006 (all references are to this Act), BT may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditor ceasing to hold office. BT cannot make shareholders, requesting this, pay its expenses in complying with these sections. It has to forward the statement to its auditor before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.

Shareholders meeting the threshold and time limit set out in sections 338 and 338A can make the Company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.

Shares

The total number of issued and fully paid ordinary shares of 5p each at 9 May 2012, the latest practicable (business) date before the publication of this document, was 8,151,227,029, carrying one vote each. The total number of voting rights in the Company at that date was 7,787,436,128 (excluding treasury shares).

Documents

Copies of all service contracts and contracts of appointment between the directors and the Company are available for inspection during business hours at the registered office of the Company on any weekday (but not on public holidays) and will also be available for inspection at the AGM venue from 10am on the day of the meeting until the end of the meeting.

Your directors believe that the proposals set out in Resolutions 1 to 20 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.

By order of the Board

Andrew Parker

Secretary

81 Newgate Street

London EC1A 7AJ

9 May 2012

BT Group plc Summary financial statement & notice of meeting 2012	21

AGM information

Time and place of meeting

11am on Wednesday 11 July 2012 at

Old Billingsgate

1 Old Billingsgate Walk

London

EC3R 6DX

Programme

10am	Doors open to shareholders

11am	Meeting commences

1pm approx	Meeting ends

You can find further information about the venue at www.oldbillingsgate.co.uk

Who may attend

If you are on the BT Group Register of Members at 6pm on 9 July 2012, you are entitled to attend, speak and vote at the AGM. If you are unable to attend the meeting, you can appoint another person (a proxy) to attend the meeting, speak, and/or vote on your behalf. This can be done online or by post. The number of shares you hold at the above register deadline will decide how many votes you or your proxy(ies) will have on a poll. For more information about appointing a proxy, please read the notes on the enclosed AGM admission card/proxy card.

If you are joint shareholders, all of you can attend and speak at the meeting. If more than one joint holder votes, only the vote of the first shareholder listed on the Register of Members will be counted.

Non-shareholders (who are accompanying shareholders) will be admitted at the discretion of the Company. Anyone accompanying a shareholder who is in a wheelchair, or is otherwise in need of assistance, will be admitted to the meeting.

Votes on all matters except procedural issues will be taken on a poll.

Admission

Please bring your AGM admission card/proxy card or email notification with you, as it will speed your admission, and keep it until the end of the meeting to vote. You may also find it useful to bring this document with you, in order to refer to it at the meeting.

Please note that those attending will not be permitted to hand out leaflets or pamphlets in the venue.

Security

For security reasons and to speed up admission, please do not bring suitcases, large bags, a camera, laptop computer or tape recorder. If you do, you may be asked to deposit them in a secure property store for collection after the meeting.

Mobile devices

Please ensure that mobile devices are switched off during the meeting.

Shareholders with disabilities

The following facilities will be available:

•	sound amplification

•	induction loop

•	sign language interpretation.

The venue is wheelchair accessible. There is accessible parking in the Tower Hill Corporation of London car park nearby. There are designated spaces for wheelchair users in the auditorium.

If you have any questions about access requirements, please email the venue customer service manager at info@oldbillingsgate.co.uk

Refreshments

Tea and coffee will be available before, but not during, the meeting. We will hand you a voucher on arrival, which will entitle you to light refreshments served after the meeting.

Questions

The Chairman will answer questions you may have about any of the resolutions. If you wish to ask a question, please make your way to a Question Registration Point where someone will help you. To be fair to other shareholders who want to ask a question, you are requested not to register more than one question which must be relevant to the business of the meeting otherwise it will not be registered. If you have a question on an individual customer service issue, you will be directed to a Customer Help Desk. The Chairman cannot deal with individual service issues.

At the end of the meeting, you will be asked to vote on the resolutions set out in this booklet. You will be invited to complete your AGM admission card/proxy card by placing a cross in one of the boxes alongside each resolution and place it in a voting box as you leave the auditorium.

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If you are not coming to the meeting

Webcast

The statements by the Chairman, Sir Michael Rake, and Chief Executive, Ian Livingston, will be broadcast live on the internet at www.bt.com/btagm2012

Questions and voting on the business of the meeting will not be broadcast. If you intend to view the webcast, you should visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software. After the AGM you will be able to view a recording of the statements.

If you have any queries about the meeting,

please call our Shareholder Helpline on

Freefone 0808 100 4141 or on

Textphone 0800 169 6907.

Contact information

Telephone

Shareholder helpline
– for general enquiries call:
Freefone:	0808 100 4141
(+44 121 415 7178)*
Textphone:	0800 169 6907
(+44 121 415 7028)*

*calls from outside the UK

Email

Information on how to manage your shareholdings can be found at https://help.shareview.co.uk If your question is not answered by the information provided, you can send your enquiry via secure mail from these pages.

Post

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom (please include a daytime telephone number)

Useful links

The Annual Report for 2012, together with this Summary financial statement & notice of meeting, which contains other information required by section 311A of the Companies Act 2006, is available on our website at www.bt.com/annualreport You can request a printed copy of the Annual Report for 2012 and future years, free of charge, by getting in touch with us. You may also find the following links useful:

Sign up as an e-shareholder

www.bt.com/signup

Shareholder offers

www.btplc.com/sharesandperformance/
shareholderoffers

BT’s Sustainability report

www.bt.com/betterfuture

Information for shareholders

www.btplc.com/sharesandperformance/shareholders

BT news and media

www.btplc.com/news

About BT

www.btplc.com/thegroup

Data Protection Statement

The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfiling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company’s behalf.